UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

2	Additional Information

3	Corporate Information

4	Letter to Shareholders

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

12	Corporate Governance Report

20	Other Information

29	Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

30	Condensed Consolidated Statements of Financial Position

31	Condensed Consolidated Statements of Changes in Equity

32	Condensed Consolidated Statements of Cash Flows

33	Notes to the Condensed Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

References in this interim report to:

•                                          “2013 AGM” are to the Company’s Annual General Meeting held on June 13, 2013;

•                                          “Board” are to the board of directors of the Company;

•                                          “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

•                                          “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•                                          “Directors” are to the members of the Board of the Company;

•                                          “EUR” are to Euros;

•                                          “HK$” are to Hong Kong dollars;

•                                          “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standard Board;

•                                          “JPY” are to Japanese Yen;

•                                          “Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

•                                          “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•                                          “RMB” are to Renminbi;

•                                          “SEC” are to the U.S. Securities and Exchange Commission;

•                                          “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

•                                          “US$” or “USD” are to U.S. dollars.

All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. Our financial information presented in this interim report has been prepared in accordance with IFRS.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation (the “Company”)

Chinese name	中芯國際集成電路製造有限公司*

Registered office	PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	Suite 3003 30th Floor No. 9 Queen’s Road Central Hong Kong

Website address	http://www.smics.com

Company secretary	Gareth Kung

Authorized representatives	Zhang Wenyi Lawrence Juen-Yee Lau

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange, lnc. (“NYSE”)

Stock code	0981 (HKSE) SMI (NYSE)

* For identification purposes only

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We are very pleased to report that SMIC has achieved five consecutive quarters of historical high quarterly revenue and positive profit from operation. Meanwhile we recorded both historical high quarterly gross profit and profit from operation in the second quarter of 2013. Net profit in the first half of 2013 already surpassed USD100 million. In the first half of 2013, revenue had grown significantly year over year across the board regionally, including the North America, China and Eurasia regions. The growth was primarily driven by strong demand for mid-to-low end smart phone and tablet related applications. Revenue from our China customers exceeded expectations and grew 60.6% year over year, contributing 40.9% of total revenue in the second quarter of 2013, an all-time high. Customers from North America contributed 48.3% of total revenue in the second quarter of 2013, remaining the largest revenue source for SMIC. Gross margin improved to 25.0% in the second quarter of 2013 with fully-loaded capacity.

The exceptional performance in the first half of 2013 is a testament to the fruits of our differentiation strategy rooted in China. Demands from our customers are strong not only for differentiated technology on mature nodes, but also on advanced process nodes. Our 40/45nm revenue contributed 10.0% of total wafer revenue in the second quarter this year compared to 2.6% in the fourth quarter of last year. This demonstrates the rapid maturation of our advanced process and our improved quality and service which are recognized by our customers. Even with the industry inventory correction, we are targeting continued growth in our 40/45nm revenue in the second half of 2013. Our 28nm process development continues to be on track. We continue to strengthen and improve our differentiated technologies, aiming to be a first source foundry for customers in specialty areas. Revenue from our power management IC, CMOS image sensor and EERPOM grew 78.5% in the first half of 2013, compared to the first half of 2012. In order to further capture the market opportunities and to enhance our position in differentiated technologies, we are looking into various opportunities to expand our 8-inch capacity to meet the strong demand from global and domestic customers in this area.

In June 2013 we announced that we entered into a joint venture agreement with BIDIMC and ZDG in relation to the establishment of a joint venture company in Beijing, with a focus on 40/45nm and finer technologies. Funding for the joint venture will be contributed 55% by SMIC, and 45% by ZDG and BIDIMC. SMIC will be responsible for managing the daily operation of the joint venture company. This will provide relief to the financial pressure we are subject to in pursuing the development of advanced processes and capacity expansion in Beijing.

In 2013, our board of directors underwent some changes. Mr. Tsuyoshi Kawanishi, age 84, voluntarily retired as an Independent Non-executive Director. The Board would like to take this opportunity to express its sincere gratitude to Mr. Kawanishi for his contribution, devotion and invaluable advice to the Company for the past 12 years. Meanwhile, we are pleased to welcome Mr. Sean Maloney, the previous chairman of Intel China, and Mr. Tudor Brown, the previous president and director of ARM, who have joined the SMIC Board as Independent Non-Executive Directors. We believe that their thirty-plus years of successful industry experience, keen insight into sales, marketing and strategic planning, together with enormous influence in the global semiconductor industry will benefit SMIC’s long-term development. Mr. Maloney has also been appointed as a member of the Company’s Compensation Committee and Strategic Advisory Committee, while Mr. Brown will be appointed as a member of the Strategic Advisory Committee. We firmly believe that the addition of the two new directors will strengthen our industry engagement, enhance the Company’s future corporate strategy development, and further improve our corporate governance.

We are very pleased and encouraged by the performance of SMIC in the first half of 2013, notably given that it was achieved on top of four consecutive quarters of rapid growth in 2012. At the same time we will meet the challenges of the second half of 2013 with prudence and care. We acknowledge the short-term inventory correction problems from some of our customers, and the uncertainty of the global macroeconomic situation. We will continue to accelerate our development of both advanced and differentiated technologies and solidify partnerships with our customers, with the focus to achieve long-term sustainable profitability. We will execute business plans with prudence and care to serve the best interest of shareholders.

Once again, we express our sincere gratitude to our shareholders, customers, vendors, and employees for their ongoing commitment and support.

Zhang Wenyi	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China August 26, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2013, and would like to express its gratitude to the shareholders and its staff for the support of the Company.

SALES

Sales increased by 38.2% from US$754.5 million for the six months ended June 30, 2012 to US$1,042.9 million for the six months ended June 30, 2013, primarily due to an increase in wafer revenue during this period as well as a significant increase in Chinese sales. The number of wafer shipments increased 31.5% from 1,003,372 8-inch wafer equivalents for the six months ended June 30, 2012 to 1,319,427 8-inch wafer equivalents for the six months ended June 30, 2013.

COST OF SALES AND GROSS PROFIT

Cost of sales increased by 32.0% from US$613.0 million for the six months ended June 30, 2012 to US$809.4 million for the six months ended June 30, 2013.

The Company had a gross profit of US$233.5 million for the six months ended June 30, 2013 compared to a gross profit of US$141.6 million for the six months ended June 30, 2012, representing an increase of 65.0%. Gross margins increased to 22.4% for the six months ended June 30, 2013 from 18.8% for the six months ended June 30, 2012. The increase in gross margin was primarily due to a higher utilization rate in the first six months of 2013.

PROFIT (LOSS) FOR THE PERIOD FROM OPERATION

Profit (loss) from operations improved from US$(36.5) million for the six months ended June 30, 2012 to US$130.5 million for the six months ended June 30, 2013 primarily due to 1) shipment increase and high utilization in the first half of 2013, 2) Shanghai 12 inch fab successfully ramping up and reducing per wafer cost, 3) the gain arising from the disposal of part of the living quarters in Shanghai and 4) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan.

Research and development expenses decreased by 44.3% from US$110.3 million for the six months ended June 30, 2012 to US$61.5 million for the six months ended June 30, 2013. The decrease was mainly due to the Company’s Shanghai 12 inch fab entering volume production in 4Q12 and afterwards, the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 44.9% from US$53.0 million for the six months ended June 30, 2012 to US$76.8 million for the six months ended June 30, 2013. The increase is primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2013.

Sales and marketing expenses increased by 22.8% from US$14.7 million for the six months ended June 30, 2012 to US$18.0 million for the six months ended June 30, 2013. The increase is primarily due to an increase in employee bonus.

Other operating income (expense) were US$53.3 million and US$(0.1) million for the six months ended June 30, 2013 and 2012, respectively, and the increase was due to 1) the gains arising from the disposal of part of the Company’s living quarters in Shanghai and 2) the gains arising from the disposal of the Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan.

As a result, the Company’s profit from operations was US$130.5 million for the six months ended June 30, 2013 compared to loss of US$(36.5) million for the six months ended June 30, 2012.

DISPOSAL OF SMIC (WUHAN) DEVELOPMENT CORPORATION

During the current interim period, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date the Company lost control of WHDM. The amount of the consideration was US$60.4 million which included US$31.2 million receivable for the settlement of the amount due from WHDM. On May 23, 2013, the Company received US$30.2 million and recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which is not the major line of business of the Company. Therefore, the disposal of WHDM is not classified as a discontinued operation.

PROFIT (LOSS) FOR THE PERIOD

Due to the factors described above, the Company had a profit attributable to holders of ordinary shares of US$115.8 million for the six months ended June 30, 2013 compared to a loss of US$(35.8) million for the six months ended June 30, 2012.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

In 2013, the Company plans to spend about US$675 million in capital expenditure for foundry operations. The planned capital expenditure is mainly to ramp-up our 45/40nm capacity in Shanghai to match our customers’ demand.

In addition, the Company has budgeted capital expenditures of another US$130 million in 2013 for the construction of living quarters for employees as part of the employee retention program. The Company plans to rent out or sell some of these living units to employees in the future.

The primary sources of capital resources and liquidity include funds generated from a combination of cash from operating, bank borrowings and other form of financing.

The 2013 planned capital expenditure does not account for additional expenditures that the Company incurs in connection with the establishment of the joint venture company in Beijing (“Beijing Joint Venture”) pursuant to the Joint Venture Agreement entered into by the Company with Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”), Beijing Industrial Development Investment Management Co., Ltd. (“BIDIMC”) and Zhongguancun Development Group (“ZDG”).

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2013, the Company incurred capital expenditures of US$486.5 million compared to US$266.7 million for the six months ended June 30, 2012. The Company has financed capital expenditures substantially with cash flows generated from operating and financing activities.

The Company had US$263.0 million in cash and cash equivalents as of June 30, 2013. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, Euros, and Chinese Renminbi. The net cash provided by operating activities increased by 93.1% from US$136.2 million for the six months ended June 30, 2012 to US$263.0 million for the six months ended June 30, 2013.

Net cash used in investing activities was US$325.2 million for the six months ended June 30, 2013, primarily attributable to purchases of plant and equipment for the fabs in Shanghai and Beijing. For the six months ended June 30, 2012, net cash used in investing activities was US$323.1 million primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai and Beijing, 2) changes in restricted cash being pledged against letters of credit and borrowings of the Company and 3) purchases of intangible assets for new R&D programs.

The Company’s net cash (used in) generated from financing activities were US$(33.3) million and US$216.0 million for the six months ended June 30, 2013 and 2012, respectively. They were primarily the net result of proceeds from new bank borrowings and repayments of matured borrowings.

As of June 30, 2013, the Company’s outstanding long-term liabilities primarily consisted of US$730.2 million in secured bank loans, of which, US$255.5 million classified as the current portion of long-term loans. The long-term loans are repayable in installments which will commence in September 2013 and will conclude in March 2016.

2011 EXIM Bank USD Loan (SMIC Shanghai)

In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of Jun 30, 2013, SMIS had drawn down US$69.5 million and repaid US$3 million on this loan facility. The outstanding principal amount of $66.5 million will be repayable in December 2013. The interest rate on this loan was 4.51% for the six months ended June 30, 2013.

The Shanghai EXIM Bank USD loan I contains covenants to maintain certain minimum coverage ratios. SMIS was in compliance with these covenants as of June 30, 2013.

2012 EXIM Bank USD Loan (SMIC Shanghai)

In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of June 30, 2013, SMIS had drawn down US$70 million of the Shanghai EXIM Bank USD loan II. The principal amount of $70 million will be repayable in October 2014. The interest rate on this loan was 4.55% for the six months ended June 30, 2013.

The Shanghai EXIM Bank USD loan II contains covenants to maintain certain minimum coverage ratios. SMIS was in compliance with these covenants as of June 30, 2013.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of Jun 30, 2013, SMIS had drawn down US$268 million of this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan ranged from 3.78% to 4.16% for the six months ended June 30, 2013.

SMIS was in compliance with the related financial covenants as of June 30, 2013.

2011 EXIM USD & RMB Loan (SMIC Beijing)

In September 2011, SMIB entered into the USD & RMB Loan, a two-year working capital loan facility in the principal amount of US$25 million & RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of June 30, 2013, SMIB had repaid US$25 million & RMB$150 million on this loan facility. The interest rate on this loan facility ranged from 6.15% to 6.46% for the six months ended June 30, 2013.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2013, SMIB had drawn down US$20 million on this loan facility. SMIB repaid US$20 million on this loan facility on August 1, 2013. The interest rate on this loan facility ranged from 6.25% to 6.46% for the six months ended June 30, 2013.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the Beijing USD syndicated loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility is secured by manufacturing equipment located in the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and a 100% equity pledge of SMIB and SMIT. As of June 30, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan ranged from 5.95% to 6.16% for the six months ended June 30, 2013.

SMIB was in compliance with the related financial covenants as of June 30, 2013.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIB entered into the new USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This bank facility was used for working capital purposes. As of June 30, 2013, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan was 3.42% for the six months ended June 30, 2013.

2013 China Investment Development Corporation (“CIDC”) Entrusted Loan (SMIC Beijing) In June 2013, SMIB entered into the new RMB Loan, a two-year working capital entrusted loan facility in the principal amount of RMB70 million with CIDC through China CITIC Bank, which is unsecured. This two-year entrusted loan facility was used for the construction of living quarters in Beijing. As of June 30, 2013, SMIB had drawn down RMB35 million on this loan facility. The principal amount is repayable in June 2015. The interest rate on this loan facility was 12% for the six months ended June 30, 2013, which was in accordance with the living quarter investment & co-development agreement entered with CIDC and Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin”).

Short-term Credit Agreements

As of June 30, 2013, the Company had short-term credit agreements that provided total credit facilities up to approximately US$971.1 million on a revolving credit basis. As of June 30, 2013, the Company had drawn down approximately US$330.9 million under these credit agreements and approximately US$640.2 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$55.6 million, which is secured by time deposits of US$47.5 million, and an additional balance of US$15.3 million, which is secured by real property with an original cost of US$6.99 million. The interest rate on the loans ranged from 0.77% to 6.69% for the six months ended June 30, 2013.

COMMITMENTS

As of June 30, 2013, the Company had commitments of US$14.2 million for land use right obligations in Shanghai, US$36.4 million for facilities construction obligations in Beijing, Tianjin, Shanghai and Shenzhen and US$246.3 million to purchase machinery and equipment mainly for the Beijing, Tianjin, Shanghai and Shenzhen fabrication facilities.

DEBT TO EQUITY RATIO

As of June 30, 2013, the Company’s debt to equity ratio was approximately 44.1% calculated by dividing the sum of the short-term borrowings and long-term debt by total shareholders’ equity.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Company’s revenues, expenses, and capital expenditure are primarily transacted in USD. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing conducted in currencies other than USD, the Company is exposed to the effect of changes in exchange rates primarily relating to Euros, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS. As of June 30, 2013, the Company had outstanding foreign currency forward exchange contracts with an aggregate notional amount of US$56.5 million, all of which will mature before June 2014. Notional amounts are stated in USD equivalent spot market exchange rates as of the respective dates.

For the six months ended June 30, 2013, the effect of marking the foreign currency forward exchange contracts to fair value was a loss of approximately US$0.08 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2012 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

In the first half of 2013 we reached record highs in revenue, gross profit, and operating profit, and we will continue our strategic execution to capture growth opportunities via technology advancement and value-added differentiation. As for our overall outlook in 2013, we target another full year of record high revenue. In the second half of 2013, the industry is undergoing some inventory correction, and industry growth momentum will be relatively slower than the first half of 2013. Despite the inventory adjustment reported for the industry in the second half of the year, our goal is to outgrow the semiconductor industry projection this year.

With regard to SMIC’s future plans, 8-inch demand continues to be a key growth driver for our business. Demand for our differentiated applications continues to be strong, especially in the areas of power management integrated circuit (“PMIC”), CMOS image sensors (“CIS”), and EEPROM. Revenue from our differentiated applications, specifically PMIC, CIS, and EEPROM, grew 78.5% in the first half of 2013 compared to the first half of 2012. In order to further capture the market opportunities and to enhance our position in the differentiated technologies, we are looking into various opportunities to expand our 8-inch capacity. In terms of advanced capacity for future expansion, as announced in June, 2013, SMIC will jointly establish a new 12-inch fab in Beijing, focusing on 45nm and finer technologies with a planned manufacturing capacity of 35,000 12-inch wafers per month to be ramped up over the next 3 to 5 years.

We believe that our strengthened position in value-creation through improved quality, enhanced operational efficiency, product differentiation, and faster turn-around, as well as our solidified partnership with both international and domestic customers, will lead us to being the preferred foundry service provider in China for the long term.

BEIJING JOINT VENTURE AGREEMENT

On June 3, 2013, the Company entered into the Joint Venture Agreement with SMIB, BIDIMC and ZDG in relation to the establishment of the joint venture company (subject to the approval of the relevant PRC authorities). The joint venture company, which has been established on July 12, 2013, will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. The Company expects that this project would require it to incur significant capital expenditures during the joint venture’s start-up phase, and from time to time thereafter, and that the Company would need to borrow under its existing credit lines or otherwise obtain additional capital to satisfy its funding obligations under this project.

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for paragraph E.1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the period from January 1, 2013 to June 30, 2013, in compliance with the CG Code.

BOARD DIVERSITY POLICY

The Board adopted a Board Diversity Policy on August 8, 2013 to comply with a new Code Provision on board diversity which will become effective on September 1, 2013. The Nomination Committee will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board will review the Policy on a regular basis to ensure its effectiveness.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2013. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of ten Directors and one Alternate Director as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders. Each class of Directors will serve a term of three years.

•                            The Class I Directors (Zhang Wenyi, Tzu-Yin Chiu, Gao Yonggang and William Tudor Brown) were re-elected for a term of three years at the 2011 AGM (except Mr. Zhang, Dr. Chiu and Mr. Brown whose appointment as Directors took effect on June 30, 2011, August 5, 2011 and August 8, 2013 respectively) to hold office until the 2014 AGM.

•                            The Class II Directors (Chen Shanzhi, Frank Meng and Lip-Bu Tan) were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM.

•                            The Class III Directors (Tsuyoshi Kawanishi, Zhou Jie, Lawrence Juen-Yee Lau and Sean Maloney) were re-elected at the 2013 AGM (except Mr. Tsuyoshi Kawanishi who did not offer himself for re-election and retired upon the conclusion of that AGM, and Mr. Maloney whose appointment as Director took effect on June 15, 2013) for a term of three years to hold office until the 2016 AGM.

Following the retirement of Mr. Kawanishi on June 13, 2013, the number of independent Non-executive Directors (“INEDs”) fell below the minimum number of INEDs required under Rules 3.10(1) and 3.10A of the Listing Rules. Following the appointment of Mr. Sean Maloney as INED on June 15, 2013, the Company complies with the minimum number requirements under Rules 3.10(1) and 3.10A.

Save as disclosed above, for the six months ended June 30, 2013, the Board has complied with the minimum requirements of the Listing Rules relating to the appointment of Independent Non-executive Directors representing one-third of the Board (i.e. three INEDs), and complied with the requirement that these should include one such Director with appropriate professional qualifications or accounting or related financial management expertise.

As of the date of this interim report, the roles of the Chairman and Chief Executive Officer are segregated and such roles are exercised by Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, respectively.

The following table sets forth the names, classes and categories of the directors as at the date of this report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Executive Director	Class I
William Tudor Brown	Independent Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Sean Maloney	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Lawrence Juen-Yee Lau	Non-executive Director	Class III
Datong Chen	Alternate Director to Lawrence Juen-Yee Lau

On an annual basis, each Independent Non-executive Director confirms his independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Please refer to the section entitled “Changes in Directorate and Update of Directors’ Information” under item 6 of “Other Information” for further details on the changes in certain information relating to the Directors during the course of their respective terms of office.

BOARD COMMITTEE

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Audit Committee

As of June 30, 2013, the Company’s Audit Committee (the “Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (chairman of Audit Committee), Mr. Frank Meng and Mr. Zhou Jie. None of the members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as an Audit Committee member of the Company, Mr. Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•                            making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•                            reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•                            pre-approving all non-audit services to be provided by the Company’s independent auditor;

•                            approving the remuneration and terms of engagement of the Company’s independent auditor;

•                            reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•                            pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•                            reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•                            reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•                            reviewing the Company’s risk assessment and management policies;

•                            reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•                            establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•                            obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

The Audit Committee reports its work, findings and recommendations to the Board regularly.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditors the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee

As of June 30, 2013, the members of the Company’s Compensation Committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•                            approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•                            determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•                            administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

•                            reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•                            ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee reports its work, findings and recommendations to the Board periodically but no less than four times per year.

The Compensation Committee meets in person at least four times per year and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting are dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after a Compensation Committee meeting is held, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Nomination Committee

As of June 30, 2013, the Company’s Nomination Committee (the “Nomination Committee”) comprised of Mr. Zhang Wenyi (chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The responsibilities of the Nomination Committee include:

•                            reviewing the structure, size and composition (including the skills, knowledge and experience, as well as diversity of perspectives) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•                            monitoring the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensuring that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s Annual Report;

•                            identifying individuals suitably qualified to become Board members, consistent with criteria approved by the Board, and making recommendations to the Board on the selection of individuals nominated for directorships;

•                            assessing the independence of independent non-executive Directors; and

•                            making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

Internal Audit Department

The Company’s Internal Audit Department (the “Internal Audit Department”) works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. The risk-based audit plan is approved by the Audit Committee. Audit results are reported to the Chairman of the Board, the CEO and the Audit Committee every quarter and throughout the year.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•                            reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•                            reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•                            reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•                            appraising the economy and efficiency with which resources are employed;

•                            identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•                            evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department will audit areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

U.S. Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

•                            The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience as well as diversity of perspectives of the Board at least annually, monitor the implementation of Board Diversity Policy, make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of Independent Non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or reappointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

•                            The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

•                            We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis and the five highest individuals on an aggregate basis in our 2012 annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

•                            The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

OTHER INFORMATION

1.                       DIVIDENDS

The Board of the Company proposed not to declare an interim dividend for the six-month period ended June 30, 2013.

2.                       SHARE CAPITAL

During the six months ended June 30, 2013, the Company issued 50,115,328 and 25,376,449 ordinary shares of the Company (“Ordinary Shares”) as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2013:
Ordinary Shares	32,075,631,400

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Unit.

3.                       SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective numbers of shares in which they were interested as of June 30, 2013 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

Name of Shareholder	Long/Short Position	Number of Ordinary Shares Held	Derivatives	Aggregate Interests	Percentage of Aggregate Interests to Total Issued Share Capital
					(Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”)	Long Position	6,166,138,341 (Note 2)	—	6,166,138,341	19.22%
China Investment Corporation	Long Position	3,605,890,530 (Note 3)	—	3,605,890,530	11.24%
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	Long Position	1,923,277,340 (Note 4)	—	1,923,277,340	6.00%

Notes:

(1)                  Based on 32,075,631,400 Ordinary Shares in issue as at June 30, 2013.

(2)                  All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)                  All such shares are held by Country Hill Limited. Country Hill Limited is a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation.

(4)                  This comprises of 90,008,000 Ordinary Shares held by SIIC Treasury (B.V.I.) Limited, which is a wholly-owned subsidiary of SIIC, and 1,833,269,340 Ordinary Shares held by S.I. Technology Production Holdings Limited (“SITPHL”), which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Ordinary Shares held by SITPHL. As at June 30, 2013, the Company’s Director, Mr. Zhou Jie, is an executive director and the president of SIIC. He is also an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited. It is  the  Company’s  understanding  that  voting  and  investment  control  over  the  shares  beneficially  owned  by  SIIC are maintained by the board of directors of SIIC.

4.                       SHAREHOLDING INTERESTS OF THE DIRECTORS OF THE COMPANY

As of June 30, 2013, the interests or short positions of the Directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and SEHK pursuant to the Model Code) were as follows:

	Long/Short	Nature of	Number of Ordinary Shares	Derivatives		Aggregate	Percentage of Aggregate Interests to Total Issued Share
Board member	Position	Interests	Held	Options	Other	Interests	Capital
							(Note 1)
Executive Director
Zhang Wenyi	Long Position	Personal	—	21,746,883 (Note 2)	9,320,093 (Note 3)	31,066,976	0.097%
Tzu-Yin Chiu	Long Position	Personal	13,326,759	86,987,535 (Note 4)	27,960,279 (Note 5)	128,274,573	0.400%
Gao Yonggang	Long Position	Personal	—	16,753,568 (Note 6)	—	16,753,568	0.052%
Non-executive Director
Chen Shanzhi	Long Position	Personal	—	3,145,319 (Note 7)	—	3,145,319	0.010%
Lawrence Juen-Yee Lau	—	—	—	—	—	—	—
Zhou Jie	—	—	—	—	—	—	—
Independent Non- executive Director
Sean Maloney	Long Position	Personal	—	4,490,377 (Note 8)	—	4,490,377	0.014%
Frank Meng	Long Position	Personal	—	4,471,244 (Note 9)	—	4,471,244	0.014%
Lip-Bu Tan	Long Position	Personal	—	4,634,877 (Note 10)	—	4,634,877	0.014%
Alternate Director
Datong Chen	—	—	—	—	—	—	—

Notes:

(1)	Based on 32,075,631,400 Ordinary Shares in issue as at June 30, 2013.

(2)

On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

(3)

On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these Restricted Share Units will vest on each anniversary of June 30, 2011 and will be fully vested on June 30, 2015. As of June 30, 2013, 50% of the Restricted Share Units was vested.

(4)

On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

(5)

On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these Restricted Share Units will vest on each anniversary of the August 5, 2011, and will be fully vested on August 5, 2015, 9,320,093 Ordinary Shares were issued to Dr. Chiu on October 12, 2012, representing 25% of the Restricted Share Units vested.

(6)

This comprises of (a) options granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price per share of HK$0.64 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of May 23, 2020 or 120 days after termination of the Director’s service to the Board, and (b) options granted to him on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price per share of HK$0.624 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of June 16, 2023 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

(7)

On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price per share of HK$0.64 pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

(8)

On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price per share of HK$0.624, pursuant to the 2004 Stock Option Plan. The options will expire on the earlier of June 16, 2023 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

(9)

On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

(10)

This comprises of (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price per share of HK$0.77 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of the Directors’ service to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price per share of HK$0.27 pursuant to the 2004 Stock Option Plan which will expire on the earlier of February 17, 2019 or 120 days after termination of the Directors’ service to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Director’s service to the Board. As of June 30, 2013, none of these options have been exercised.

2001 STOCK OPTION PLANS

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	1/9/2003	1/09/2003–1/08/2013	53,831,000	$0.05	2,657,400	1,976,400	—	681,000	—	—	$0.06	$0.10
Employees	4/1/2003	4/01/2003–3/31/2013	18,804,900	$0.05	2,794,710	1,404,110	—	1,390,600	—	—	$0.06	$0.14
Employees	4/24/2003	4/24/2003–4/23/2013	58,488,000	$0.05	6,934,000	1,562,200	—	5,371,800	—	—	$0.06	$0.14
Employees	7/15/2003	7/15/2003–7/14/2013	59,699,900	$0.05	6,116,610	189,360	—	2,677,900	—	3,249,350	$0.07	$0.17
Employees	10/10/2003	10/10/2003–10/09/2013	49,535,400	$0.10	8,854,300	792,000	—	—	—	8,062,300	—	$0.29
Employees	1/5/2004	1/05/2004–1/04/2014	130,901,110	$0.10	31,079,643	920,985	—	—	—	30,158,658	—	$0.33
Kawanishi, Tsuyoshi	1/15/2004	1/15/2004–1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	—	$0.33
Service Providers	1/15/2004	1/15/2004–3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	—	$0.14
Senior Management	1/15/2004	1/15/2004–1/14/2014	2,700,000	$0.10	855,000	855,000	—	—	—	—	—	$0.14
Employees	1/15/2004	1/15/2004–1/14/2014	20,885,000	$0.10	3,524,000	80,000	—	—	—	3,444,000	—	$0.33
Senior Management	2/16/2004	2/16/2004–2/15/2014	900,000	$0.25	200,000	200,000	—	—	—	—	—	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	14,948,600	$0.10	3,532,300	—	—	—	—	3,532,300	—	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	76,454,880	$0.25	20,653,060	1,149,820	—	—	—	19,503,240	—	$0.33
			492,248,790		88,301,023	9,129,875	—	10,121,300	—	69,049,848

2001 PREFERENCE SHARE PLANS

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	1/9/2003	1/09/2003–1/08/2013	12,686,000	$0.11	197,000	197,000	—	—	—	—	—	$0.17
			12,686,000		197,000	197,000	—	—	—	—

2004 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Senior Management	3/18/2004	3/18/2004–3/17/2014	190,000	$0.35	40,000	—	40,000	—	—	—	—	—	$0.35
Employees	3/18/2004	3/18/2004–3/17/2014	49,869,700	$0.35	15,076,200	—	783,000	—	—	—	14,293,200	—	$0.35
Others	4/7/2004	4/07/2004–4/06/2014	100,000	$0.31	100,000	—	100,000	—	—	—	—	—	$0.31
Employees	4/25/2004	4/25/2004–4/24/2014	22,591,800	$0.28	4,837,400	—	278,000	—	—	—	4,559,400	—	$0.28
Employees	7/27/2004	7/27/2004–7/26/2014	35,983,000	$0.20	11,860,000	—	1,733,000	—	—	—	10,127,000	—	$0.20
Kawanishi, Tsuyoshi	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	—	$0.22
Employees	11/10/2004	11/10/2004–11/09/2014	52,036,140	$0.22	10,808,160	—	256,000	—	—	—	10,552,160	—	$0.22
Senior Management	5/11/2005	5/11/2005–5/10/2015	900,000	$0.20	200,000	—	200,000	—	—	—	—	—	$0.20
Employees	5/11/2005	5/11/2005–5/10/2015	94,581,300	$0.20	26,916,189	—	1,715,297	—	—	—	25,200,892	—	$0.20
Others	5/11/2005	5/11/2005–5/10/2015	15,000,000	$0.20	15,000,000	—	15,000,000	—	—	—	—	—	$0.22
Employees	8/11/2005	8/11/2005–8/10/2015	32,279,500	$0.22	7,203,500	—	1,833,000	—	—	—	5,370,500	—	$0.22
Senior Management	11/11/2005	11/11/2005–11/10/2015	11,640,000	$0.15	2,800,000	—	2,800,000	—	—	—	—	—	$0.15
Employees	11/11/2005	11/11/2005–11/10/2015	149,642,000	$0.15	34,129,000	—	6,984,000	—	—	—	27,145,000	—	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	62,756,470	$0.15	19,236,574	—	1,627,980	—	—	—	17,608,594	—	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	22,216,090	$0.15	2,619,000	—	52,000	—	—	—	2,567,000	—	$0.15
Kawanishi, Tsuyoshi	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	—	$0.13
Employees	9/29/2006	9/29/2006–9/28/2016	40,394,000	$0.13	10,980,000	—	132,000	—	—	—	10,848,000	—	$0.13
Others	9/29/2006	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	500,000	—	—	—	—	—	$0.13
Lip-Bu Tan	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	—	$0.13
Others	11/10/2006	11/10/2006–11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	—	$0.13
Employees	11/10/2006	11/10/2006–11/09/2016	33,271,000	$0.11	8,015,000	—	1,404,000	—	—	—	6,611,000	—	$0.11
Employees	5/16/2007	5/16/2007–5/15/2017	122,828,000	$0.15	40,905,000	—	2,016,000	—	—	—	38,889,000	—	$0.15
Senior Management	5/16/2007	5/16/2007–5/15/2017	2,000,000	$0.15	600,000	—	600,000	—	—	—	—	—	$0.15
Others	5/16/2007	5/16/2007–5/15/2017	5,421,000	$0.15	300,000	—	—	—	—	—	300,000	—	$0.15
Employees	12/28/2007	12/28/2007–12/27/2017	89,839,000	$0.10	28,180,800	—	5,940,000	—	—	—	22,240,800	—	$0.10
Employees	2/12/2008	2/12/2008–2/11/2018	126,941,000	$0.08	45,094,725	—	3,974,100	—	444,000	—	40,676,625	$0.09	$0.08
Senior Management	2/12/2008	2/12/2008–2/11/2018	2,300,000	$0.08	400,000	—	400,000	—	—	—	—	—	$0.08
Others	2/12/2008	2/12/2008–2/11/2018	600,000	$0.08	300,000	—	—	—	—	—	300,000	—	$0.08
Employees	11/18/2008	11/18/2008–11/17/2018	117,224,090	$0.02	38,135,820	—	154,000	—	10,530,500	—	27,451,320	$0.06	$0.02
Employees	2/17/2009	2/17/2009–2/16/2019	131,943,000	$0.03	51,157,250	—	679,000	—	7,821,500	—	42,656,750	$0.07	$0.03
Lip-Bu Tan	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	—	$0.03
Kawanishi, Tsuyoshi	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	1,000,000	—	—	$0.08	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	400,000	$0.03	50,000	—	—	—	—	—	50,000	—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	1,000,000	—	—	$0.06	$0.03
Senior Management	2/17/2009	2/17/2009–2/16/2019	1,150,000	$0.03	400,000	—	—	—	400,000	—	—	$0.06	$0.03
Employees	5/11/2009	5/11/2009–5/10/2019	24,102,002	$0.04	8,717,000	—	—	—	1,975,000	—	6,742,000	$0.08	$0.04
Tsuyoshi Kawanishi	2/23/2010	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	783,720	—	—	—	2,351,157	—	$0.10
Lip Bu Tan	2/23/2010	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	—	$0.10
Senior Management	2/23/2010	2/23/2010–2/22/2020	49,498,364	$0.10	16,764,388	—	1,090,000	—	—	—	15,674,388	—	$0.10
Employees	2/23/2010	2/23/2010–2/22/2020	337,089,466	$0.10	162,458,965	—	9,884,004	—	—	—	152,574,961	—	$0.10
Others	2/23/2010	2/23/2010–2/22/2020	6,835,000	$0.10	5,925,000	—	5,925,000	—	—	—	—	—	$0.10
Yonggang Gao	5/24/2010	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	—	$0.08
Shanzhi Chen	5/24/2010	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	—	$0.08
Senior Management	5/24/2010	5/24/2010–5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	—	—	15,726,595	—	$0.08
Employees	5/24/2010	5/24/2010–5/23/2020	18,251,614	$0.08	8,250,700	—	1,477,000	—	—	—	6,773,700	—	$0.08
Employees	9/8/2010	9/8/2010–9/7/2020	46,217,577	$0.07	14,249,129	—	584,001	—	2,882,498	—	10,782,630	$0.08	$0.07
Employees	11/12/2010	11/12/2010–11/11/2020	39,724,569	$0.08	30,399,007	—	1,060,167	—	—	—	29,338,840	—	$0.08
Employees	5/31/2011	5/31/2011–5/30/2021	148,313,801	$0.08	108,925,390	—	5,446,354	—	344,333	—	103,134,703	$0.09	$0.08
Senior Management	5/31/2011	5/31/2011–5/30/2021	273,000	$0.08	273,000	—	273,000	—	—	—	—	—	$0.08
Wen Yi Zhang	9/8/2011	9/8/2011–9/7/2021	21,746,883	$0.06	21,746,883	—	—	—	—	—	21,746,883	—	$0.06

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Tzu Yin Chiu	9/8/2011	9/8/2011–9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	—	$0.06
Employees	9/8/2011	9/8/2011–9/7/2021	42,809,083	$0.06	34,029,783	—	2,830,311	—	3,801,957	—	27,397,515	$0.08	$0.06
Frank Meng	11/17/2011	11/17/2011–11/16/2021	4,471,244	$0.05	4,471,244	—	—	—	—	—	4,471,244	—	$0.05
Employees	11/17/2011	11/17/2011–11/16/2021	16,143,147	$0.05	14,558,764	—	1,107,026	—	1,086,650	—	12,365,088	$0.08	$0.05
Employees	5/22/2012	5/22/2012–5/21/2022	252,572,706	$0.04	233,034,706	—	9,324,518	—	8,547,590	—	215,162,598	$0.08	$0.04
Senior Management	5/22/2012	5/22/2012–5/21/2022	5,480,000	$0.04	5,480,000	—	—	—	—	—	5,480,000	—	$0.04
Employees	9/12/2012	9/12/2012–9/11/2022	12,071,250	$0.04	10,471,250	—	531,750	—	160,000	—	9,779,500	$0.09	$0.04
Senior Management	9/12/2012	9/12/2012–9/11/2022	3,500,000	$0.04	3,500,000	—	—	—	—	—	3,500,000	—	$0.04
Employees	11/15/2012	11/15/2012–11/14/2022	18,461,000	$0.05	17,845,000	—	978,000	—	—	—	16,867,000	—	$0.05
Employees	5/7/2013	5/7/2013–5/6/2023	24,367,201	$0.08	—	24,367,201	2,598,438	—	—	—	21,768,763	—	$0.08
Employees	6/11/2013	6/11/2013–6/10/2023	102,810,000	$0.08	—	102,810,000	1,120,000	—	—	—	101,690,000	—	$0.08
Senior Management	6/11/2013	6/11/2013–6/10/2023	74,755,756	$0.08	—	74,755,756	—	—	—	—	74,755,756	—	$0.08
Yonggang Gao	6/17/2013	6/17/2013–6/16/2023	13,608,249	$0.08	—	13,608,249	—	—	—	—	13,608,249	—	$0.08
Sean Maloney	6/17/2013	6/17/2013–6/16/2023	4,490,377	$0.08	—	4,490,377	—	—	—	—	4,490,377	—	$0.08
			2,614,913,901		1,196,869,349	220,031,583	94,214,666	—	39,994,028	—	1,282,692,238

2004 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/13	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Senior Management	2/23/2010	2/23/2010–2/22/2020	21,459,142	$0.00	3,358,797	—	—	—	1,679,398	—	1,679,399	$0.06	$0.10
Employees	2/23/2010	2/23/2010–2/22/2020	139,933,819	$0.00	7,517,860	—	204,123	—	3,648,300	—	3,665,437	$0.05	$0.10
Senior Management	5/24/2010	5/24/2010–5/23/2020	6,739,969	$0.00	3,369,985	—	—	—	1,684,992	—	1,684,993	$0.09	$0.08
Employees	5/24/2010	5/24/2010–5/23/2020	1,400,000	$0.00	250,000	—	250,000	—	—	—	—	—	$0.08
Employees	5/31/2011	5/31/2011–5/30/2021	21,212,530	$0.00	11,640,324	—	390,200	—	3,875,109	—	7,375,015	$0.05	$0.08
Senior Management	5/31/2011	5/31/2011–5/30/2021	54,600	$0.00	40,950	—	27,300	—	13,650	—	—	$0.05	$0.08
Wen Yi Zhang	9/8/2011	9/8/2011–9/7/2021	9,320,093	$0.00	9,320,093	—	—	—	—	—	9,320,093	—	$0.06
Tzu Yin Chiu	9/8/2011	9/8/2011–9/7/2021	37,280,372	$0.00	27,960,279	—	—	—	—	—	27,960,279	—	$0.06
Employees	5/22/2012	5/22/2012–5/21/2022	60,750,000	$0.00	57,480,000	—	2,280,000	—	14,070,000	—	41,130,000	$0.07	$0.04
Senior Management	5/22/2012	5/22/2012–5/21/2022	1,920,000	$0.00	1,920,000	—	—	—	405,000	—	1,515,000	$0.07	$0.04
Senior Management	9/12/2012	9/12/2012–9/11/2022	2,500,000	$0.00	2,500,000	—	—	—	—	—	2,500,000	—	$0.04
Employees	6/11/2013	6/11/2013–6/10/2023	133,510,000	$0.00	—	133,510,000	1,120,000	—	—	—	132,390,000	—	$0.08
Senior Management	6/11/2013	6/11/2013–6/10/2023	17,826,161	$0.00	—	17,826,161	—	—	—	—	17,826,161	—	$0.08
			453,906,686		125,358,288	151,336,161	4,271,623	—	25,376,449	—	247,046,377

5.                       REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2013.

6.                     CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the Members of the Board

As previously disclosed by the Company, there were the following changes in the members of the Board between  the  period  from  the  date  of  the  2012  annual  report  and  the  date  of  this  interim  report:

•                           Mr. Tsuyoshi Kawanishi retired as an Independent Non-executive Director upon the conclusion of the  2013  AGM.

•                           Mr. Sean Maloney was appointed as an Independent Non-executive Director on June 15, 2013.

•                           Dr. Gao Yonggang  was  redesignated  from  Non-executive  Director  to  Executive  Director  on  June 17,  2013.

•                           Mr. William Tudor Brown was appointed as an Independent Non-executive Director on August 8, 2013.

Changes in, and updates to, previously disclosed information relating to the Directors

As  required  under  the  Listing  Rules,  certain  changes  in,  and  updates  to,  the  information  previously disclosed regarding the Directors during their respective terms of office are set out below:

•                           Professor Lawrence Juen-Yee Lau now serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics.

•                           Professor Lawrence Juen-Yee Lau was appointed as the Chairman of Governance Sub-Committee of the Exchange Fund Advisory  Committee  of  the  Hong  Kong  Special  Administrative  Region  on April  15,  2013.

•                           Dr. Tzu-Yin Chiu was re-elected to the Board of Global Semiconductor Alliance (GSA) and appointed as the chairman of Brite Semiconductor in March 2013.

•                           Mr. Zhou Jie  has  resigned  from  the  chairmanship  of  Shanghai  Pharmaceutical  (Group)  Co.,  Ltd. but remains as its non-executive director effective on June 5, 2013.

•                           In May 2013, Dr. Gao Yonggang resigned as Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd, a  director  and  Senior  Vice  President  of Datang Telecom Technology & Industry Holdings Co., Ltd. Dr. Gao was subsequently appointed as Executive Vice President, Strategic Planning of the Company, and ceased to be a member of the Audit  Committee  of  the  Company  with  effect  from  June  17,  2013.

•                           Mr.  Tsuyoshi  Kawanishi  ceased  to  be  a  member  of  the  Compensation  Committee  upon  the conclusion  of  the  2013  AGM.

•                           Mr.  Sean  Maloney  was  appointed  to  the  Company’s  Compensation  Committee  and  Strategic Advisory Committee on June 15, 2013.

•                           Mr. Zhou Jie was appointed as a member of the Company’s Audit Committee on June 17, 2013.

•                           Mr. Frank Meng resigned as Senior Vice President and President of Greater China for Motorola Mobility, LLC and joined 21 Vianet Group, Inc. as President in July 2013.

•                           Mr. William Tudor Brown was appointed as a member of the Companys’ Strategic Advisory Committee on August 8, 2013.

Each of the Directors referred to above has confirmed the accuracy, and accepted responsibility of, the above  information.

7.                     WAIVER FROM COMPLIANCE WITH THE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules which are still in effect.

8.                     REVIEW BY AUDIT COMMITTEE

The Audit Committee has  reviewed  with  the  management  of  the  Company  the  accounting  principles and practices  accepted  by  the  Company  and  the  interim  financial  statements  of  the  Company  for  the six months ended June 30, 2013.

By order of the Board of Directors

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC
August  26,  2013

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2013 and 2012

(In USD’000, except share and per share data)

		Six months ended
	Notes	06/30/13	06/30/12
		(unaudited)	(unaudited)
Revenue	3	1,042,911	754,536
Cost of sales		(809,396)	(612,977)
Gross profit		233,515	141,559
Research and development expenses		(61,494)	(110,332)
Sales and marketing expenses		(18,029)	(14,678)
General and administration expenses		(76,839)	(53,017)
Other operating income (expense)	4	53,300	(73)
Profit (loss) from operations		130,453	(36,541)
Interest income		2,288	3,026
Finance costs	5	(19,930)	(17,861)
Foreign exchange gains or losses		5,094	(1,944)
Other gains or losses		(240)	3,817
Share of profits of associates		1,223	814
Profit (loss) before tax	6	118,888	(48,689)
Income tax (expense) benefit	7	(3,046)	12,879
Profit (loss) for the period		115,842	(35,810)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statements of foreign operations		321	(186)
Total comprehensive income (expense) for the period		116,163	(35,996)
Profit (loss) for the period attributable to:
Owners of the Company		116,005	(35,765)
Non-controlling interests		(163)	(45)
		115,842	(35,810)
Total comprehensive income (expense) for the period attributable to:
Owners of the Company		116,326	(35,951)
Non-controlling interests		(163)	(45)
		116,163	(35,996)
Earnings (loss) per share	9
Basic		0.00	(0.00)
Diluted		0.00	(0.00)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2013 and December 31, 2012

(In USD’000, except share and per share data)

	Notes	06/30/13	12/31/12
		(unaudited)	(audited)
Non-current assets
Property, plant and equipment	11	2,523,893	2,385,435
Prepaid land use right		124,818	73,962
Intangible assets		228,898	235,378
Investments in associates	12	23,189	21,636
Deferred tax assets		43,802	43,380
Other assets	14	37,926	43,382
Total non-current assets		2,982,526	2,803,173
Current assets
Inventories	15	308,328	295,728
Prepaid operating expenses		57,231	46,986
Trade and other receivables	16	472,426	328,211
Other financial assets	13	2,881	18,730
Restricted cash	17	214,430	217,603
Cash and bank balances		262,955	358,490
		1,318,251	1,265,748
Assets classified as held-for-sale	10	922	4,239
Total assets		4,301,699	4,073,160
Capital and reserves
Ordinary shares	18	12,830	12,800
Share premium		4,088,071	4,083,588
Reserves		53,079	46,148
Accumulated deficit		(1,751,031)	(1,867,036)
Equity attributable to owners of the Company		2,402,949	2,275,500
Non-controlling interests		789	952
Total equity		2,403,738	2,276,452
Non-current liabilities
Borrowings	21	474,692	528,612
Deferred tax liabilities		257	440
Deferred government grant		174,876	150,347
Long-term financial liabilities		4,989	4,223
Other liabilities		—	5,000
Total non-current liabilities		654,814	688,622
Current liabilities
Trade and other payables	20	537,003	423,952
Borrowings	21	586,425	567,803
Accrued liabilities		104,678	84,611
Promissory notes	22	14,791	29,374
Other financial liabilities		107	25
Current tax liabilities		143	2,321
Total current liabilities		1,243,147	1,108,086
Total liabilities		1,897,961	1,796,708
Total equity and liabilities		4,301,699	4,073,160
Net current assets		76,026	161,901
Total assets less current liabilities		3,058,552	2,965,074

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2013 and 2012

(In USD’000)

	Attributable to owners of the Company
	Ordinary Shares	Convertible preferred shares	Share premium	Equity-settle employee benefits reserve	Foreign currency translation reserve	Accumulated deficit	Sub-total	Non- controlling interest	Total Equity
	(Note18)			(Note19)
Balance at January 1, 2012 (audited)	10,995	178	4,082,135	37,469	3,846	(1,889,807)	2,244,816	1,182	2,245,998
Loss for the period	—	—	—	—	—	(35,765)	(35,765)	(45)	(35,810)
Other comprehensive income for the period	—	—	—	—	(186)	—	(186)	—	(186)
Total comprehensive income
for the period	—	—	—	—	(186)	(35,765)	(35,951)	(45)	(35,996)
Issuance of shares under share option scheme	13	—	1,737	(1,318)	—	—	432	—	432
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	3,686	—	—	3,686	—	3,686
Balance at June 30, 2012 (unaudited)	12,790	—	4,082,268	39,837	3,660	(1,925,572)	2,212,983	1,137	2,214,120
Balance at January 1, 2013 (audited)	12,800	—	4,083,588	42,232	3,916	(1,867,036)	2,275,500	952	2,276,452
Profit for the period	—	—	—	—	—	116,005	116,005	(163)	115,842
Other comprehensive income for the period	—	—	—	—	321	—	321	—	321
Total comprehensive income for the period	—	—	—	—	321	116,005	116,326	(163)	116,163
Issuance of shares under share option scheme	30	—	4,483	(2,395)	—	—	2,118	—	2,118
Share-based compensation	—	—	—	9,005	—	—	9,005	—	9,005
Balance at June 30, 2013 (unaudited)	12,830	—	4,088,071	48,842	4,237	(1,751,031)	2,402,949	789	2,403,738

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2013 and 2012

(In USD’000)

	Six months ended
	06/30/13	06/30/12
	(unaudited)	(unaudited)
Net cash from operating activities	262,998	136,200
Cash flow from investing activities:
Payments for property, plant and equipment	(311,140)	(189,386)
Payments for intangible assets	(29,494)	(45,194)
Payments for land use right	(61,391)	—
Net changes in restricted cash relating to investing activities	33,667	(84,663)
Payments to acquire financial assets	(4,379)	(18,762)
Proceeds on sale of financial assets	20,181	14,672
Proceeds from disposal of subsidiaries	28,639	—
Others	(1,270)	270
Net cash used in investing activities	(325,187)	(323,063)
Cash flow from financing activities:
Proceeds from borrowings	362,614	1,070,487
Repayment of borrowings	(383,068)	(839,943)
Repayment of promissory notes	(15,000)	(15,000)
Proceeds from employees’ exercises of stock options	2,118	432
Net cash (used in) from financing activities	(33,336)	215,976
Net (decrease) increase in cash and cash equivalents	(95,525)	29,113
Cash and bank balances, beginning of period	358,490	261,615
Effects of exchange rate changes on the balance of cash held in foreign currencies	(10)	(34)
Cash and bank balances, end of period	262,955	290,694

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2013

1.                     BASIS  OF  PREPARATION

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong  Kong  Limited  (the  “Listing  Rules”).

The Company started to prepare consolidated financial statements and related disclosures in accordance with International Financial Reporting Standards (“IFRS”) in 2012’s Annual Report. This is the first Interim Report under IFRS and all prior period information was represented to conform to IFRS presentation and disclosures.

2.                     PRINCIPAL  ACCOUNTING  POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Except for the application of new or revised accounting standards as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2013 are the same as those followed in the  preparation  of  the Company’s annual financial statements as of and for the year ended December 31, 2012.

In the current interim period, the Company has applied, for the first time, the following standards and amendments that are relevant for the preparation of the Company’s condensed consolidated financial statements:

Amendments to IFRSs	Annual Improvements to IFRSs 2009–2011 Cycle
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint arrangements and Disclosure of Interests in Other Entities: Transition Guidance
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 19 (Revised 2011)	Employee Benefits
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

2.                     PRINCIPAL  ACCOUNTING  POLICIES  (CONTINUED)

The application of the above new  or revised IFRSs  in the current interim period has  had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements except for the standards disclosed below:

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures — Offsetting  Financial  Assets  and Financial Liabilities in the current period. The amendments require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. Disclosures of offsetting financial assets and financial liabilities are set out in note 26.

IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current interim period. IFRS 13 establishes a single source of guidance for, and disclosures about, fair value measurements, and replaces those requirements previously included in various IFRSs. Consequential amendments have been made to IAS 34 to require certain disclosures to be made in the interim condensed consolidated financial statements.

The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions. IFRS 13 contains a new definition for ‘fair value’ and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

In accordance with the transitional provisions of IFRS 13, the Company has applied the new fair value measurement and disclosure requirements prospectively. Disclosures of fair value information are set out in  note  24.

3.                     SEGMENT  INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the  Chief Executive Officer, who  reviews  consolidated  results  when  making  decisions  about  allocating  resources and assessing performance of the Company. The Company operates in one segment. The Company’s operating revenue from external customers by location is detailed below.

	Revenue from external customers
	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
United States	519,422	421,176
Mainland China and Hong Kong	415,309	245,862
Eurasia*	108,180	87,498
	1,042,911	754,536

*      Not including Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	06/30/13	12/31/12
	USD’000	USD’000
United States	46	55
Taiwan	16	19
Hong Kong	3,539	3,640
Mainland China	2,520,292	2,381,721
	2,523,893	2,385,435

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

4.                     OTHER OPERATING INCOME (EXPENSE)

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	24,996	374
Gain on disposal of subsidiaries	28,304	—
Others	—	(447)
	53,300	(73)

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2013 arose primarily from the sales of the staff living quarters in Shanghai to employees.

4.                     OTHER  OPERATING  INCOME  (EXPENSE)  (CONTINUED)

The gain on disposal of subsidiaries for the six months ended June 30, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). During the current interim period, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date the Company lost control of WHDM. The amount of the consideration was US$60.4 million which included US$31.2 million receivable for the settlement of the amount due from WHDM. On May 23, 2013, the Company received US$30.2 million and recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which is not the major line of business of the Company and therefore, the disposal of WHDM is not classified as a discontinued operation.

Period ended
06/30/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Cash consideration included in trade and other receivables	(30,204)
Bank balances and cash disposed of	(1,565)
Net cash inflow arising on disposal	28,639
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

5.                     FINANCE COSTS

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Interest expense on bank borrowing wholly repayable within five years	26,743	26,383
Accretion of interest to preference shareholders of a subsidiary	764	549
Total interest expense for financial liabilities not classified as at FVTPL	27,507	26,932
Less: amounts capitalized	(7,577)	(9,071)
	19,930	17,861

The weighted average interest rate on funds borrowed generally is 5.02% per semi-annum (2012: 4.53% per semi-annum).

6.                     PROFIT (LOSS) BEFORE TAX

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Profit (loss) before tax has been arrived at after charging and crediting:
Depreciation and amortization of property, plant and equipment	250,740	267,612
Amortization of prepaid land use rights	730	770
Amortization of acquired intangible assets	19,994	15,276
Impairment loss recognized in respect of available for sale investments included in other assets	2,479	—
Impairment loss recognized in respect of trade and other receivable	658	2,520
Foreign exchange gains or losses	5,094	(1,944)

7.                     INCOME TAX EXPENSE (BENEFIT)

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Current tax- Enterprise Income Tax	747	483
Deferred tax	(605)	(13,362)
Current tax-Land Appreciation Tax	2,904	—
Total income tax expense (benefit)	3,046	(12,879)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed  to  its  immediate  holding company who is a non-PRC tax resident will be subject to a withholding tax rate of  10%.  A  lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

7.                     INCOME TAX EXPENSE (BENEFIT) (CONTINUED)

The EIT Law was promulgated on March 16, 2007, which became effective on January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 15% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On February 9, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Caishui [2012] No. 27 (“Circular No. 27”), the income tax policies for encouraging the development of integrated circuit industry is the implementation rule of Circular No. 4.

The detailed tax status of SMIC’s principal PRC entities is elaborated as follows:

1)                    Semiconductor Manufacturing International (Shanghai) Corporation (SMIS)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. SMIS can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and 12.5% in 2013. After that, the income tax rate will be 15%.

2)                    Semiconductor Manufacturing International (Beijing) Corporation (SMIB) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

In accordance with Circular No. 4 and Circular No. 27, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of June 30, 2013 and the tax holiday has not begun to take effect.

8.                     DIVIDEND

No dividend has been paid or declared by the Company during the six months ended June 30, 2013 and 2012. The directors of the Company have determined that no dividend will be paid in respect of the interim period.

9.                     EARNINGS (LOSS) PER SHARE

The calculation of basic and diluted earnings (loss) per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Earnings (loss)
Earnings (loss) for the purpose of calculating basic earnings (loss) per share	116,005	(35,765)
Earnings (loss) for the purpose of calculating diluted earnings (loss) per share	116,005	(35,765)
Number of shares
Weighted average number of ordinary shares for the purpose of calculating basic earnings (loss) per share	32,032,802,837	28,146,743,241
Effect of dilutive potential ordinary shares from employee options and restricted share units	206,129,393	—
Weighted average number of ordinary shares for the purpose of calculating diluted earnings (loss) per share	32,238,932,230	28,146,743,241

As of June 30, 2013, the Company had 1,832,325,993 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

As of June 30, 2012, the Company had 2,369,610,946 employee stock options, restricted share units and warrant which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in the period ended June 30, 2012.

10.              ASSETS CLASSIFIED AS HELD FOR SALE

	06/30/13	12/31/12
	USD’000	USD’000
Assets related to staff’s living quarters	922	4,239

The Company is seeking to sell its self-constructed living quarters to its employee.

11.              PROPERTY, PLANT AND EQUIPMENT

During the current period, the Company incurred expenditures of approximately US$412.6 million (six months ended June 30, 2012: approximately US$195.8 million) on property, plant and equipment to expand and upgrade the Company’s manufacturing capacity. With the disposal of WHDM by the Company during the period, the carrying amount of property, plant and equipment decreased by US$18.8 million.

11.              PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Construction in progress

The construction in progress balance of approximately US$551.4 million as of June 30, 2013, primarily consisted of US$69.0 million and US$346.3 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$92.4 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, $43.7 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the first half of 2014.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$896 million (2012: approximately US$993 million) have been pledged to secure borrowings of the Company. The plant and equipment have been pledged as security for the Company’s bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

12.              INVESTMENTS IN ASSOCIATES

Details of the Company’s associates at the end of the reporting period are as follows:

		Place of establishment	Proportion of ownership interest and voting power held by the Company
Name of associate	Principal activity	and operation	06/30/13	12/31/12
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Tappan”)	Design, production and processing micro lens imaging sensors and related products	Shanghai	30%	30%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin”)	Equity investment, Project investment, consulting	Beijing	49%	49%

13.              OTHER FINANCIAL ASSETS

	06/30/13	12/31/12
	USD’000	USD’000
Derivatives
Foreign currency forward contracts	30	77
Short-term investments carried at fair value through profit or loss	2,851	18,653
	2,881	18,730

The Company’s short-term investments carried at fair value through profit or loss represent the investments in financial products sold by banks. The amounts as of June 30, 2013 and December 31, 2012 were US$2.9 million and US$18.7 million.

14.              OTHER ASSETS

	06/30/13	12/31/12
	USD’000	USD’000
Advance payments	29,027	28,252
Others	8,899	15,130
	37,926	43,382

As at June 30, 2013 and December 31, 2012, all advances of US$29 million and US$28 million were made in conjunction with a proposed joint venture between the holding company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”). This advance payment is refundable to the Company if the joint venture cannot be formed successfully.

15.              INVENTORIES

	06/30/13	12/31/12
	USD’000	USD’000
Raw materials	68,963	52,228
Work in progress	168,824	156,392
Finished goods	70,541	87,108
	308,328	295,728

16.              TRADE AND OTHER RECEIVABLES

	06/30/13	12/31/12
	USD’000	USD’000
Trade receivables	406,007	323,451
Allowance for doubtful debts	(45,998)	(45,340)
	360,009	278,111
Other receivables and refundable deposits	112,417	50,100
	472,426	328,211

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis in accordance with its assessment of such customer’s financial standing and business potential with the Company.

The following is an analysis of trade receivable (net of allowance of doubtful debt) by age, presented based on due date.

	06/30/13	12/31/12
	USD’000	USD’000
Current	292,585	222,765
Overdue
Within 30 days	52,545	31,219
31–60 days	8,010	16,559
Over 60 days	6,869	7,568
Total	360,009	278,111

17.              RESTRICTED CASH

As of June 30, 2013 and December 31, 2012, restricted cash consisted of US$62.9 million and US$111.6 million, respectively, of bank time deposits pledged against letters of credit and short-term borrowings, and US$151.5 million and US$106.0 million, respectively, of government funding received mainly for the reimbursement of research and development expenses to be incurred.

18.              SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.0004 each issued and fully paid

	2013		2012
	Number of	Share	Number of	Share
	shares	capital	shares	capital
		USD’000		USD’000
Balance at January 1	32,000,139,623	12,800	27,487,676,065	10,995
Issuance of shares under the Company’s employee share option plan	75,491,777	30	32,527,565	13
Conversion of convertible preferred shares	—	—	4,455,459,110	1,782
Balance at June 30	32,075,631,400	12,830	31,975,662,740	12,790

19.              SHARE-BASED PAYMENTS

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	9,005	3,686

Movements during the period

(i)                    The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period (excluding Restricted Share Units (“RSUs”)):

	Number	WAEP
Outstanding at January 1, 2013	1,285,367,372	US$	0.09
Granted during the period	220,031,583	US$	0.08
Cancelled during the period	(103,541,541)	US$	0.12
Exercised during the period	(50,115,328)	US$	0.04
Outstanding at June 30, 2013	1,351,742,086	US$	0.09

19.              SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(i)                    (Continued)

In the current interim period, share options were granted on May 7, 2013, June 11, 2013 and June 17, 2013. The fair values of the options determined at the dates of grant using the Black- Scholes Option Pricing model were US$0.04, US$0.04 and US$0.04 respectively.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.07.

The following table lists the inputs to the Black Scholes Option Pricing model used for the options granted during the six months ended June 30, 2013:

2013
Dividend yield (%)	—
Expected volatility	63.18%
Risk-free interest rate	1.10%
Expected life of share options	1–5 years

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options is based on the best estimates from the Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)                 The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the period (excluding share options):

	Number	WAFV
Outstanding at January 1, 2013	125,358,288	US$	0.06
Granted during the period	151,336,161	US$	0.08
Cancelled during the period	(4,271,623)	US$	0.06
Exercised during the period	(25,376,449)	US$	0.06
Outstanding at June 30, 2013	247,046,377	US$	0.07

In the current interim period, RSUs were granted on June 11, 2013. The fair value of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model was US$0.08.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$0.08.

19.              SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(ii)                 (Continued)

The following table lists the inputs to the Black Scholes Option Pricing model used for the RSU granted during the six months ended June 30, 2013:

2013
Dividend yield (%)	—
Expected volatility	47.03%
Risk-free interest rate	0.34%
Expected life of share RSUs	1–2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

20.              TRADE AND OTHER PAYABLES

	06/30/13	12/31/12
	USD’000	USD’000
Trade payables	405,417	331,394
Advance receipts from customers	104,848	67,108
Deposit received from customers	9,249	10,591
Other payable	17,489	14,859
	537,003	423,952

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms. Trade payables are mainly for purchase of materials and property, plant and equipment.

The following is an analysis of trade payables by age, presented based on the due date:

	06/30/13	12/31/12
	USD’000	USD’000
Current	325,999	275,398
Overdue:
Within 30 days	43,244	26,783
31 to 60 days	8,339	10,652
Over 60 days	27,835	18,561
	405,417	331,394

21.              BORROWINGS

	06/30/13	12/31/12
	USD’000	USD’000
Short-term commercial bank loans	330,925	383,225
	330,925	383,225
Beijing USD & RMB loan	—	49,079
Shanghai USD loan	66,500	68,500
Shanghai EXIM70M loan	70,000	70,000
Shanghai 268M syndicated loan	268,000	245,611
Beijing EXIM20M loan	20,000	20,000
Beijing 600M syndicated loan	260,000	260,000
Beijing-EXIM USD III	40,000	—
Beijing-CIDC entrusted loan	5,692	—
	730,192	713,190
Less: current maturities of long-term debt	255,500	184,578
Non-current maturities of long-term debt	474,692	528,612
Borrowing by repayment schedule:
Within 1 year	586,425	567,803
Within 1—2 years	309,692	309,000
Within 2—5 years	165,000	219,612
	1,061,117	1,096,415

22.              PROMISSORY NOTES

In 2009, the Company reached a settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. However, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million in 2012 and US$15.0 million in the first half of 2013, respectively. The outstanding promissory notes are as follows:

		06/30/13
		Discounted
	Face value	value
	USD’000	USD’000
Maturity
2013–Current	15,000	14,791
	15,000	14,791

		12/31/12
		Discounted
	Face value	value
	USD’000	USD’000
Maturity
2013–Current	30,000	29,374
	30,000	29,374

23.              COMMITMENTS FOR EXPENDITURE

Purchase commitments

As of June 30, 2013, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by June 30, 2014.

	06/30/13	12/31/12
	USD’000	USD’000
Expenditures contracted for but not provided in the condensed consolidated financial statements in respects of
the acquisition of land use right	14,206	—
the acquisition of the facility construction	36,379	25,551
the acquisition of property, plant and equipment	246,314	481,639
	296,899	507,190

24.              FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the six months ended June 30, 2013.

•                         Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                         Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•                         Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		06/30/13
	Valuation technique(s) and key inputs	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	30	—	30
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	2,851	—	2,851
Total		—	2,881	—	2,881
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(107)	—	(107)
Total		—	(107)	—	(107)

24.              FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the condensed consolidated financial statements approximate their fair values.

25.              RELATED PARTY TRANSACTIONS

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sale of goods
	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000

Datang Microelectronics Technology Co., Ltd**	7,753	4,246
Toppan	2,136	2,092

	Purchase of goods Six months ended		Purchase of services Six months ended
	06/30/13	06/30/12	06/30/13	06/30/12
	USD’000	USD’000	USD’000	USD’000
Toppan	—	169	12,358	6,395
Zhongxin	—	—	1,103	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties		Amounts due to related parties
	06/30/13	12/31/12	06/30/13		12/31/12
	USD’000	USD’000	USD’000		USD’000
Datang Microelectronics Technology Co., Ltd**	6,623	4,138	—		—
Datang Telecom Company Finance Co., Ltd**	—	—	81,315	*	80,262
Toppan	361	372	2,360		1,487
Zhongxin	6	—	—		—

*                                           Short-term borrowing, the principal amount is repayable in the fourth quarter of 2013. The interest rate is 5.04%.

**                                      Members of Datang Group (as defined below)

25.              RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions (Continued)

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a substantial shareholder of the Company. Datang is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

Sale of self-developed living quarter unit

Amount of sale of self-developed living quarter unit to one of the key management, which was previously approved by the Board, was US$0.8 million in six months ended June 30, 2013.

26.              OFFSETTING A FINANCIAL ASSET AND A FINANCIAL LIABILITY

On June 28, 2013, a financing agreement (“Financing Agreement”) was entered into under which the Company borrowed US$15.0 million from Bank of China to repay the promissory notes of TSMC, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreement.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China RMB92.3 million (equivalent to approximately US$15.0 million) to guarantee the repayment under the Financing Agreement to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreement as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowing.

An offsetting agreement was entered into in connection with the Financing Agreement and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreement at any time during the financing period specified in the Financing Agreement, and the amount of the pledged deposit should cover both principal and interests.

As of June 30, 2013, the Company presented the remaining amount as restricted cash after offsetting.

27.              SUBSEQUENT EVENT

On August 7, 2013, SMIS entered into the new Shanghai syndicated loan, a seven-year loan facility in the aggregate principal amount of US$470 million, with a syndicate of 5 financial institutions based in the PRC. The seven-year bank facility will be used to expand the capacity of SMIS’s 12-inch fabs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 5 September, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director